Exhibit 4.1

CERTIFICATE OF DESIGNATION OF THE

POWERS, PREFERENCES AND RIGHTS

OF

SERIES A CONVERTIBLE

PREFERRED STOCK

OF

PELICAN FINANCIAL, INC.

TO THE SECRETARY OF STATE

OF THE STATE OF DELAWARE:

Pursuant to Section 151 of the Delaware General Corporation Law, the undersigned officer hereby certifies that the resolutions attached hereto as Exhibit A designating the Series A Convertible Preferred Stock of the Corporation were duly adopted by the Board of Directors of Pelican Financial, Inc.

IN WITNESS WHEREOF, this Corporation has caused this certificate to be signed by its President and Chief Executive Officer this 14th day of December, 2005.

PELICAN FINANCIAL, INC.

By:	/s/ Charles C. Huffman
Charles C. Huffman
President and CEO

Exhibit A

RESOLVED, that the Board of Directors has determined that it is advisable and for the benefit of the Corporation to establish a series of shares of preferred stock pursuant to the authority granted to the Board of Directors in the Certificate of Incorporation, as amended, (the “Certificate of Incorporation”) of the Corporation.

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of the Certificate of Incorporation, there is hereby established and authorized, out of the 200,000 shares of preferred stock, par value $0.10 per share, of the Corporation authorized in Article VII of the Certificate of Incorporation (“Preferred Stock”), a series of the Preferred Stock consisting of 40,000 shares to be known and designated as the Series A Convertible Preferred Stock, the preferences, limitations, relative rights and other terms of which are as follows:

SERIES A CONVERTIBLE PREFERRED STOCK

                1.             Amount Authorized.  There is hereby authorized 40,000 shares of Series A Convertible Preferred Stock (individually, a “Share,” and collectively the “Shares”) and shall be issued at the price of $100.00 per share (the “Issuance Price”).

                2.             Voting Rights.

(a)           The Series A Convertible Preferred Stock (the “Shares”) shall not have voting rights, except where otherwise expressly provided by law or the Certificate of Incorporation.  The entire voting power of the Corporation shall be vested in the Common Stock of the Corporation.

(b)           The Corporation shall not authorize, take or otherwise engage in or permit the occurrence of any of the following acts, matters or circumstances without the vote of the holders of the Shares, voting as a separate class and voting group and by the vote of at least a majority of the Shares at the time issued and outstanding:

(1)           Authorize or issue any new class of stock or any new series of stock having preferences, privileges or other rights ranking greater than the Shares with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution, or winding up of the Corporation, except where the proceeds of the sale of such stock are used to immediately redeem all of the outstanding Shares;

(2)           Alter or amend any of the preferences, limitations, relative rights or other terms of the Shares as set forth herein,

(3)           Authorize or permit to exist any transfer, Lien, or encumbrance whatsoever on the shares of its wholly owned subsidiary Pelican National Bank.

(4)           The Corporation has not and shall not incur any indebtedness under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Corporation is a party or by which the Corporation is otherwise bound, other than trade payables incurred in the ordinary course of business and operation of the Corporation the aggregate amount of such obligations shall not exceed $25,000 plus professional fees.  Notwithstanding the provisions of subsections (3) and (4) hereof, the Company may incur indebtedness and impose a Lien on the shares of Pelican National Bank where the proceeds of the loan are used to immediately redeem all of the outstanding Shares.

The term Lien shall mean any mortgage, deed of trust, lien, pledge, hypothecation, assignment, security interest, or any other encumbrance, charge or transfer of, on or affecting the stock of Pelican National Bank or any portion thereof, or any interest of the Corporation therein, including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, the filing of any financing statement, and mechanic’s or materialmen’s liens and other similar liens and encumbrances.

3.             No-Pre-emptive Rights.  The holders of the Shares shall not have any pre-emptive right or any other right whatsoever to subscribe for, purchase, or otherwise acquire any other Shares, any Common Stock, or any shares of any other series of preferred stock (“Other Preferred Stock”) as may be issued from time to time, including, without limitation, with respect to any warrants, rights or options that the Corporation proposes to issue or grant for the purchase of any Shares, any Common Stock, or any shares of any Other Preferred Stock, or any stock or other securities convertible into or exchangeable for, or that carry any rights to subscribe for or purchase or otherwise acquire, any Shares, any Common Stock, or any shares of any Other Preferred Stock.

4.             Dividends.  The holders of the Shares shall be entitled to receive, out of funds legally available therefor, and when declared by the Board of Directors of the Corporation, cash dividends (“Preferred Dividends”) as follows:

(a)           The annual dividend rate on each Share shall be eight percent (8%) of the Issuance Price of such Share from the date of issuance through the Termination Date; from the Termination Date through the Maturity Date the annual divided rate on each Share shall be ten percent (10%).  If for any reason the Shares are not redeemed on or prior to the Maturity Date), the annual divided rate on each Share after the Maturity Date shall be eighteen percent (18%); provided however, the annual dividend rate shall be 10% throughout any Conversion Period initiated prior to Maturity Date. Each of the forgoing Dividends shall be hereinafter referred to as a “Preferred Dividend”.  Preferred Dividends will accumulate and accrue on each outstanding Share from the date of issuance of the Share, and shall thereafter accumulate and accrue from day to day, whether or not earned or declared.

(b)           Preferred Dividends will, subject to subparagraph (d) immediately below, be payable at Maturity or upon Redemption.  The amount of each Preferred Dividend shall be equal to the aggregate amount of the annual Preferred Dividend, which is payable until Maturity or Redemption.

(c)           Preferred Dividends shall be cumulative.  Accrued Preferred Dividends shall be payable in full before any dividends are declared or paid upon, or set apart for, Common Stock or any other series of preferred stock ranking junior to the Shares, and before any other distribution of any kind shall be declared or paid on, or set apart for, Common Stock or any other series of preferred stock ranking junior to the Shares.

(d)           The Board of Directors shall declare Preferred Dividends when they are payable as provided in subparagraph (b) immediately above, so long as funds are legally, contractually and otherwise available therefore at that time, or if not fully available, to the extent available, and subject to subparagraph (e) immediately below.

(e)           For purposes of this designation, the term “Termination Date” shall have the meaning ascribed to it under the Agreement and Plan of Reorganization among Stark Bank Group, Ltd, SBG II, Ltd., and Pelican Financial, Inc. dated November 30, 2005 (the “Meger Agreement”).   The term “Maturity Date” shall mean the later of 6 months following the termination of the Merger Agreement or October 1, 2006.  The term “Acquisition Proposal” shall mean a proposed tender offer, written agreement, understanding or other proposal of any nature pursuant to which any person or group, other than Stark Bank Group, Ltd. or SBG Ltd, II or any affiliate thereof, would directly or indirectly (i) participate in a merger, share exchange, consolidation or any other business combination involving PFI or any PFI Subsidiary the result of which such person or group would hold the right to vote 51% or more of the outstanding voting securities of the corporation surviving such merger, exchange, consolidation or combination; (ii) acquire the right to vote 51% or more of the outstanding voting securities of PFI or any PFI Subsidiary; (iii) acquire 51% or more of the assets or earning power of PFI or of any PFI Subsidiary; or (iv) acquire in excess of 51% of any class of capital stock of PFI or any PFI Subsidiary.

5.             Information Rights.  The holders of the Shares shall have the right to obtain information from the Corporation in the same manner and to the same extent as the holders of shares of Common Stock are entitled under the Certificate of Incorporation of the Corporation (as the same may be amended or restated from time to time) the Bylaws or applicable law. Without limiting the generality of the foregoing, and in addition thereto to the extent necessary, the holders of the Shares shall also receive from the Corporation quarterly unaudited financial statements and audited annual financial statements. The quarterly financial statements shall be provided within forty five (45) days of the close of each fiscal quarter, and the annual financial statements shall be provided within ninety (90) days of the close of each fiscal year of the Corporation.

6.             Liquidation Rights and Preferences.  In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each holder of the Shares shall be entitled to receive in cash, out of the assets of the Corporation, an amount (the “Liquidation Amount”) equal to (i) the issuance price per share for each outstanding Share (as set forth herein) held by the holder, plus (ii) all accumulated but unpaid Preferred Dividends. The Liquidation Amount shall be paid before any payment shall be made or any assets distributed to the holders of Common Stock or any other series of preferred stock of the Corporation ranking junior to the

Shares. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation are insufficient to pay the Liquidation Amount per Share, the holders of the Shares shall share pro rata in any such distribution in proportion to the full amounts to which they would otherwise be respectively entitled.  After payment in full of the Liquidation Amount of the Shares, the holder of such Shares shall not participate further in the proceeds of the liquidation of the Corporation.

The Shares shall be senior to the shares of the Common and any Other Preferred Shares (as defined above) for all purposes of this Section 6 (including but not limited to the Liquidation Amount), except as provided in Section 2(b)(1).

The (i) consolidation, merger or other association of the Corporation into or with any other entity or entities in which the shareholders of the Corporation receive any distributions of cash, securities or other property as a result of or in connection with such consolidation, merger or other association, or (ii) sale or transfer by the Corporation of all or substantially all its assets, in either case by a single transaction or series of transactions and whether voluntarily or involuntarily, shall, at the election of the holder of any Shares, be deemed to be a liquidation, dissolution or winding up within the meaning of and for purposes of this Section 6.

7.             Conversion Rights.

(a)                                 Optional Conversion.  During the following periods of time:

a.              The thirty day (30) period beginning on the day after the termination of the Merger Agreement. for any reason;

b.              During the Conversion Period as such term is defined in Section 12 hereof; or

c.               at any time on or after the Maturity Date;

the Shares shall be convertible, at any time and from time to time during such periods, at the option of the holder thereof, into shares of Common Stock in accordance with the provisions and subject to the adjustments provided for in Section 7(d) below. In order to exercise this conversion privilege, a holder of Shares shall surrender the certificate for the Shares to be converted to the Corporation at its principal office, duly endorsed in blank for transfer and accompanied by written notice to the Corporation that the holder elects to convert a specified portion or all of such Shares. Shares converted pursuant to this Section 7(a) shall be deemed to have been converted as of the opening of business on the day of surrender of the certificate representing such Shares for conversion in accordance with the foregoing provisions, and at such time all of the rights of the holder of such Shares, as such holder, shall cease and such holder shall be treated for all purposes with respect to the Corporation as the record holder of the number of shares of Common Stock issuable to such holder upon conversion pursuant to this Section 7.

(b)           Conversion Price and Adjustments. Subject to adjustment as set forth in this Section 7(b), each Share shall be convertible (upon optional, automatic or mandatory conversion)

into such number of fully paid and nonassessable shares of Common Stock, computed and rounded to the nearest full share held for each holder, as is determined by dividing (i) the issuance price of such Share (as defined herein), plus all accumulated but unpaid Preferred Dividends on such Share and any other declared but unpaid dividends on such Share, by (ii) the Conversion Price (as defined below) then in effect for such Share.

“Conversion Price” shall mean Five Dollars and 25/100 ($5.25); provided, however, that the Conversion Price shall be subject to adjustment from time to time if the Corporation shall at any time subdivide or split its outstanding Common Stock into a greater number of shares or declare any dividend payable in Common Stock, the Conversion Price in effect immediately prior to such subdivision, split or dividend shall be proportionately decreased, and conversely, in case the outstanding Common Stock of the Corporation shall be combined into a smaller number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

(c)           Notice of Conversion Price Adjustment. Upon any adjustment of the Conversion Price, then and in each such case the Corporation shall give written notice thereof to the registered holders of Shares, which notice shall state the Conversion Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock receivable at such price upon the conversion of Shares, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The notice shall be sent by first class mail, postage prepaid, to the addresses of the respective holders as shown on the books of the Corporation.

The Corporation also shall, upon the written request at any time and from time to time of any holder of Shares, furnish or cause to be furnished to such holder a certificate setting forth all adjustments to the Conversion Price, the Conversion Price at the time then in effect, and the number of shares of Common Stock which at the time would be received upon the conversion of such holder’s Shares.

(d)           Status of Converted Shares. In case any Shares shall be converted pursuant to this Section 7, the Shares so converted shall be cancelled and unavailable for reissue.

(e)           Issuance of Certificates. As promptly as practicable after any conversion date (whether by optional, automatic or mandatory conversion) and after receipt of the certificate or certificates for the Shares which have been converted, the Corporation shall issue and deliver to the holder whose Shares have been converted a certificate or certificates for the number of shares of Common Stock issuable upon such conversion pursuant to this Section 7, computed and rounded to the nearest full share, and, in the case of an optional conversion, a certificate or certificates for the balance of the Shares surrendered to the Corporation, if any, which the holder did not elect to convert into Common Stock.

8.             Registration Rights Agreement.  Each holder of Shares and the Corporation shall enter into a Registration Rights Agreement in the form attached hereto as Schedule I and incorporated herein by this reference as if set forth in full.

9.             Reservation of Common Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Shares; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Shares, in addition to such other remedies as shall be available to the holders of such Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

                10.          Notice of Certain Events.  In case at any time:

(a)           The Corporation shall pay any dividend payable in stock upon the Common Stock, or make any distributions (including cash dividends) to the holders of Common Stock; or

(b)           The Corporation shall offer for subscription or sale to all of the holders of Common Stock as a class (i) any shares of Common Stock or any stock of any other class, (ii) any options, warrants or other rights to purchase or subscribe for shares of Common Stock or any stock of any other class, or (iii) any other rights regarding any of the Corporation’s stock; or

(c)           Except in the case of the merger contemplated in the Merger Agreement, there shall be any (i) capital reorganization or reclassification of the capital stock of the Corporation, or (ii) consolidation, merger or other association of the Corporation with or into, or sale of all or substantially all of its assets to, another person or persons; or

(d)           There shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

Then, in any one or more of the above cases, the Corporation shall give written notice thereof to the holders of Shares at least thirty (30) days prior to the date on which (i) the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription or sale rights, or (ii) such reorganization, reclassification, consolidation, merger, association, sale, dissolution, liquidation, or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription or sale rights, or shall be entitled, if applicable, to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, association, sale, dissolution, liquidation or winding up, as the case may be. The notice shall be sent by first class mail, postage prepaid, to the addresses of the respective holders as shown on the books of the Corporation.

11.          No Impairment.  The Corporation will not breach or seek to breach the observance or performance of any of the terms hereof, but nothing shall prohibit, limit or otherwise restrict the Corporation’s right to authorize, designate and issue other series of preferred stock from time to time.

12.  Redemption of Series A Convertible Preferred Stock.  At any time on or after April 1, 2006, the Corporation may redeem all or a portion of the outstanding Shares by fixing the date upon which such redemption shall be made (the Redemption Date). Notwithstanding the foregoing, the Corporation may not redeem the Shares during a Conversion Period. The Corporation shall provide written notice (the “Acquisition Proposal Notice”) to the Holder describing the terms of the Acquisition Proposal within 10 days of the receipt of an Acquisition Proposal.   The Holder, by its acceptance of the Acquisition Proposal Notice, agrees to hold the information contained therein as confidential and agrees not to disclose or use such information other than for the purpose of determining whether to convert the Shares.    Notwithstanding the forgoing, the Corporation shall redeem all of the Shares outstanding on the later of the Maturity Date or expiration of the Conversion Period.  The amount paid for each Share shall be equal to the Issuance Price plus accrued and unpaid Preferred Dividends accrued through the Redemption Date (the “Redemption Price”).  The Conversion Period shall mean the period of time beginning on the date the Corporation receives an Acquisition Proposal and ending on the earlier of 30 days after a definitive agreement is signed or 10 days after termination of negotiations with respect to any Acquisition Proposal.

Notice of Redemption.  At least 30 days but not more than 60 days before a Redemption Date, the Corporation shall mail a notice of redemption by first class mail, postage prepaid, to each Series A Convertible Preferred Stock Holder whose Shares are to be redeemed at the Holders registered address.  Each notice of redemption shall identify the Shares to be redeemed and shall state:

(i)            the Redemption Date;

(ii)           the Redemption Price including the amount of any accrued and unpaid Preferred Dividends, if any, to be paid;

(iii)          Time and Place that the Redemption shall take place;

(iv)          that Series A Convertible Preferred Stock called for redemption must be surrendered to the Corporation to collect the Redemption Price plus accrued and unpaid Preferred Dividends, if any;

(v)           that, unless the Corporation defaults in making the redemption payment, all rights as a Series A Convertible Preferred Share Holder shall cease to accrue on and after the Redemption Date, and the only remaining right of the Series A Convertible Preferred Share Holder is to receive payment of the Redemption Price including any accrued and unpaid Preferred Distributions, if any, upon surrender to the Corporation of the Shares redeemed;

(vi)          if any Share being redeemed is a partial redemption, after the Redemption Date, and upon surrender of such Share Certificate being redeemed, a new Share Certificate in an aggregate number equal to the unredeemed portion thereof will be issued;

The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice.  In any case, failure to give such notice by mail or any defect in the notice to the Holder of any security designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other security.

Notwithstanding anything contained herein to the contrary, if the Shares are not redeemed in accordance with the provisions of this Section 12 hereof on or prior to Maturity Date, in addition to the rights of the Shares as set forth in this Amendment, the holders of the Shares shall have the right to initiate proceedings against the Corporation for the redemption of the Shares.